December  12, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

            Re: Global Wataire, Inc.
Registration Statement on Form SB-2
Filed with the Securities and Exchange Commission on September 29, 2007
(File No. 333-146387)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Global Wataire, Inc. (the “Company”) hereby applies for the withdrawal of its registration statement on Form SB-2, File No. 333-146387, which was filed on September 29, 2007 (the “Registration Statement”).

Such withdrawal is requested, as the Company is renegotiating the terms of its financing with the investor, Dutchess Private Equities Fund, Ltd.   As a result, the Company determined that it should withdraw the SB-2.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact the Company’s legal counsel, Gregg E. Jaclin at (732) 409-1212.

Very truly yours,

GLOBAL WATAIRE, INC.

By:/s/ Sydeny Harland
      Sydney Harland
      President and Chief Executive Officer